Mail Stop 0407

      							December 19, 2005

Via U.S. Mail and Fax (972-407-8436)
Mr. Gene S. Bertcher
President and Chief Financial Officer
CabelTel International Corporation
1755 Wittington Place
Suite 340
Dallas, TX  75234

	RE:	CabelTel International Corporation
      Form 10-K/A No. 3 for the fiscal year ended December 31,
2004
		Filed November 23, 2005
		File No. 0-08187

Dear Mr. Bertcher:

      We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-K/A No. 3 for the Year Ended December 31, 2004

Amendment No. 3 to Form 10-K for Cabeltel International
Corporation,
page 2

1. Please amend this section to include disclosure stating why the Cabeltel AD financial statements are included in this filing. Specifically, please disclose that the separate financial statements of Cabeltel AD are included in the filing because it is your intention to exchange the preferred shares that were issued for common shares, and upon that exchange transaction occurring, you will record a reverse acquisition with Cabeltel AD and their financial statements will be recorded as the accounting acquirer, and therefore are relevant to your investors. We also suggest you add this language to your disclosure on page 9 regarding the acquisition of Cabeltel AD, along with any other relevant disclosure regarding the pending reverse acquisition accounting.

Liquidity and Capital Resources, page 18

2. In future filings, revise your disclosure to comply with Item
303
of Regulation S-K. Please discuss in more detail and quantify your short-term and long-term cash requirements. Your discussion should include the funds necessary to maintain current operations and any commitments for capital expenditures and other expenditures.
Refer
to Section IV of the Commission`s Interpretive Release on
Managements
Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Gain on Sale of Assets, page 21

3. Tell us specifically how you accounted for the purchase of Gaywood
Oil and Gas, LLC and the gain on sale of assets for $1.2 million when you exchanged your bond for 100% of their business. Tell us why you originally valued the bond at zero.

Consolidated Statement of Operations, page F-5

4. In future filings, please revise to comply with SAB 11B, if applicable.

Note C - Notes Receivable, page F-14

5. Tell us how the $4.0 million notes receivable disclosed in this footnote relates to the $856,000 notes receivable on your balance sheet at December 31, 2004. Tell us how you have realized and accounted for deferred gains in the amount of $3.7 million.




Note G-Affiliated Partnership, page F-16

6. Refer to your investment in CREI and tell us your consideration of
Rule 3-09 of Regulation S-X.  It appears to us that your share in the
income (loss) of CREI meets the significant subsidiary test at the 20% level in 2003 and 2002. Further, it appears that the gain resulted from the 56% share of the proceeds received by CREI on its outstanding notes net of partnership expenses should be classified together with your equity in income (loss) in CREI and considered in your calculation of significant subsidiary for purposes of Rule 3-
09
of S-X.  Please provide your supporting calculation.

7. In future filings revise to present your equity in earnings
(loss)
of partnerships and other unconsolidated subsidiaries in accordance with Rule 5-03-13 of Regulation S-X.

Financial statements of Cabletel AD

Note B - Sale of duct, page F-30

8. Tell us specifically what is included in your sale of duct, and your accounting policy.

Note M - Other income (expense), page F-38

9. Tell us about your accounting policy for program rights fee income.

Note R - Commitments and Contingencies
Contract with an International Carrier, page F-43

10. Tell us specifically why your legal advisors believe the contract with this carrier can be terminated and the loss of approximately
$1.4 million does not need to be accrued.

Form 10-Q for the Fiscal Quarter ended September 30, 2005

General

11. Please comply with all of the applicable comments above.


*    *    *    *

      As appropriate, please amend your Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Bob Carroll, Staff Accountant, at (202) 551-3362 or Carlos Pacho, Senior Assistant Chief Accountant, at (202)
551-3835 if you have questions regarding the comment. Please contact me at (202) 551-3810 with any other questions.

							Sincerely,

							 /s/ Carlos Pacho for

							Larry Spirgel
							Assistant Director


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Mr. Gene S. Bertcher
CabelTel International Corporation
December 19, 2005
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE